September 9, 2009
BY EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: The Korea Fund, Inc.
Ladies and Gentlemen:
On behalf of The Korea Fund, Inc. (the “Fund”), we are filing today via EDGAR a preliminary proxy statement on Schedule 14A pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended. This proxy statement relates to the election of Directors and a question regarding the continuation of the Fund. The Fund expects to begin mailing the definitive proxy statement to stockholders on or about September 21, 2008.
Please direct any questions you may have concerning this filing to me at 212-739-3213.
Very truly yours,
/s/ Angela Borreggine
Angela Borreggine
Vice President and Legal Counsel
Allianz Global Investors of America
Allianz Global Investors of America L.P.
1345 Avenue of the Americas
New York, NY 10105
212.739.3000